February 28, 2019

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:	The DFA Investment Trust Company
 File No. 811-7436

Dear Ms. Bentzinger:

On behalf of The DFA Investment Trust Company (the “Registrant”), below you will find the Registrant’s responses to the Staff’s comments conveyed with regard to Amendment No. 61 (the “Amendment”) to the Registrant’s Registration Statement that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 18, 2018 under the Investment Company Act of 1940, as amended (the “1940 Act”).

The SEC Staff’s comments are summarized below, followed by the Registrant’s responses to the comments.  Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Amendment.

1. Comment.  Please remove the consent of PricewaterhouseCoopers LLP from Item 28(j) of the Part C in accordance with Rule 439(b) under the 1933 Act because the consent does not expressly provide for such incorporation into a subsequent amendment.

Response.  As applicable, the Registrant will revise Item 28(j) of the Part C in connection with future filings in accordance with Rule 439(b).

2. Comment.  Except where permitted under Rule 483 under the 1933 Act, file executed contracts, not forms of contracts, as exhibits.

Response: The Registrant has been updating its exhibits with executed contracts in previous filings and will continue to update the exhibits in accordance with Rule 483 in future filings.

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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss the response presented above.

U.S. Securities and Exchange Commission
February 28, 2019

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President and Secretary
The DFA Investment Trust Company